November 30, 2004

Securities and Exchange Commission

450 5th Street N.W.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4 of Form 8-K for the event that occurred on November 29, 2004, to be filed by our former client, the Ascendant Solutions, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,